

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

April 20, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (818)827-0900

Mr. Terry Gabby
Chief Financial Officer
Global Entertainment Holdings, Inc.
2375 E. Tropicana Ave., Suite 8-259
Las Vegas, Nevada 89119

> **Re: Global Entertainment Holdings, Inc. (f/k/a Litfunding Corp.)**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed March 26, 2009**
> **Form 10-Q/A for Fiscal Quarter Ended September 30, 2008**
> **Filed March 12, 2009**
> **File No. 000-49679**

Dear Mr. Gabby:

        We have reviewed your response letter dated February 23, 2009 and have the following comments. Where indicated, we think you should revise the above referenced documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Period Ended December 31, 2007

Financial Statements for the Two-Year Period Ended December 31, 2007

1.   Please label as "restated" the columns of the audited financial statements for the restated periods. Refer to the third bullet point of comment 1 in our letter dated December 3, 2008.

Report of Independent Registered Public Accounting Firm, page 21

2.   We note the material adjustments to the financial statements described in Note 16,
        "Restatement of Annual Financial Information" which resulted in a reduction of
        approximately 60% of the Company's assets as of December 31, 2007 and a 517%
        increase in the pre-tax net loss for the related twelve-month period. Considering the
        materiality of these adjustments to the financial statements please revise the related audit
        report to include an explanatory paragraph regarding this restatement due to a correction
        of an error in accounting principle as required by paragraph 12 of AICPA AU Section
        420.

3.   Please revise the signature of the auditor identified as Lawrence Scharfrnan to agree with
        the name Lawrence Scharfman stated in the letterhead of the audit report.

Note 16, Restatement of Annual Financial Information, page 41

4.   Please revise this footnote to provide additional disclosure regarding the nature of the
        accounting errors that resulted in the reclassification, similar to that provided in the
        Explanatory Note included in the forepart of the amendment.   In addition, if applicable,
        provide any disclosures required by paragraph 26 of SFAS 154 regarding prior-period
        adjustments"

5.   We refer to the "Explanatory Note" in the forepart of the amended Form 10-KSB that
        states, after discussion with key members of management, the Company determined that
        the financial statements for the period ended December 31, 2007 should be restated. In
        this regard, please file a Form 8-K with the information required by Item 4.02, Non-
        reliance on Previously Issued Financial Statements or a Related Audit Report or
        Completed Interim Review, including the date when management concluded the financial
        statements for the reference period should no longer be relied. Alternatively provide us
        with the authoritative basis for concluding that filing this 8-K disclosure is not required.

*   *   *

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief